October 13, 2006

Mail Stop 4561

Mr. Timothy R. Redpath
Chief Executive Officer
CS Financing Corporation
45 San Clemente Drive, Suite B210
Corte Madera, CA 94925

Re: CS Financing Corporation
         Amendment No. 4 to Registration Statement on Form S-1
         Filed September 29, 2006
         File No. 333-129919

Dear Mr. Redpath:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the analysis you have provide with regard to Rule 140. You have identified two components to Rule 140 that you do not believe apply because: first, providing financing to Hennessey is not the "chief part" of CS Financing's business and second, CS Financing is not purchasing securities of or from Hennessey. We would like to bring to your attention that the loan agreement between CS Financing and Hennessey constitutes the security under Rule 140.

        Next, we note that you have reduced the amount that you will loan to Hennessy, to 40% of the proceeds. However, the balance of your disclosure still presents your activities as if your sole business was to supply funds to Hennessy under the loan agreement. For example, on page 10, you state that initially, you intend to lend exclusively to Hennessey and on page 12 you refer to "our borrower" instead of *borrowers*. Throughout the Risk Factors you refer to policies and risks specific to Hennessey rather than to all customers or customers to whom you lend over a certain amount. Revise the document to clarify that you will only provide Hennessy with 40% of any proceeds from this offering and revise the balance of your disclosure so that it reflects that your total business with Hennessy is only 40% of your total business.

2.   Please confirm that you will forward any marketing materials to the staff when they become available.

3.   Revise the document, and confirm to the staff in writing, that you will only lend 40% of actual offering proceeds receipts, to Hennessy. In particular, please clarify, if true, that you will not lend 40% of the amount registered, unless you sell the total loan amount.

Cover of Registration Statement; Calculation of Registration Fee

4.   Please reconcile your disclosure in this table that the maximum offering price per unit will be $25,000 with your disclosure throughout the prospectus that you will issue 5 Year Notes in denomination of *at least* $25,000.

Prospectus Summary
Our Company, page 1

5.   In the second paragraph of this section, you state that you initially plan to lend a substantial portion of the proceeds to Hennessey. This conflicts with your legal analysis that Hennessey does not constitute the "chief part" of your business. Please revise this disclosure to make it clear that you intend to lend 40% of the actual proceeds to Hennessey.

Risk Factors

6.   As noted in the comments above, and in your response, you will only be providing Hennessey with 40% of the actual proceeds from this offering. Please revise the risk factors to clarify this point. In particular, please clarify the last risk factor on page 10, the last risk factor on page 11 and the risk factors on page 12 and 15.

7.   Since you do not currently have customers to lend the remaining 60% of the offering amount, revise this section to discuss the fact that you may not be able to lend out all the proceeds of the offering and to discuss the risk that you may not be able to find a sufficient number of business partners to utilize all the proceeds of the offering.

We intend to make a loan to Hennessey that will substantially increase …, page 16

8.   Please include the current value of Hennessey's portfolio in this risk factor.

Use of Proceeds, page 18

9.   Since this offering is not conducted on a firm commitment basis, you do not have a factual basis for assuming that the total offering amount will be raised. Revise the table to clarify that you may raise anywhere form 0$ to $100 million and clarify whether a smaller number of offering proceeds will affect the amounts put towards each use of proceeds.

10.   Revise to clarify that you will provide 40% of actual proceeds, not $40 million to Hennessey.

Security Ownership of Certain Beneficial Owners and Management, page 28

11.   We note your revised table and footnotes; however, you have disclosed that CSA only holds 75% of the Limited Partnership interests of Capital Solutions Management. Please disclose who owns the remaining 25% of the Limited Partnership interests of Capital Solutions Management. Please revise your table accordingly if any one holder is a beneficial owner of more than 5% of CS Financing. If no one holder holds at least a 5% beneficial interest in CS Financing, please add that disclosure to the footnote.

12.   In addition, please revise the beneficial ownership interests of Messrs. Redpath and Bozora to reflect their beneficial ownership interest (if CSA does not own 100% of CSM, Bozora and Redpath can not beneficially own 50% of the shares of CS Financing).

Management's Discussion and Analysis, page 29

13.   Revise this section to discuss the fact that you will only provide 40% of the actual proceeds of the offering as a loan to Hennessy. Revise to discuss how management intends to utilize the remaining 60% of the offering proceeds. Also, please discuss the status of any attempts to secure other borrowers for the funds raised in this offering.

Capital Resources and Results of Operations, page 35

14.   You have stated that your parent has committed to fund your ordinary and reasonable working capital commitments through December 2006, including professional fees associated with this offering. However, on page 18, you have allocated proceeds from this offering to be used for these same expenses. Please reconcile this disclosure.

Financial Statements, General

15. Please revise the captions on your financial statements to remove the heading "A wholly-owned subsidiary of Capital Solutions Management, LP."

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn, accounting branch chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Todd A. Duckson, Esq.
Hinshaw & Culbertson LLP
3100 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402